

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Longboard Pharmaceuticals, Inc.
Kevin Lind
President, Chief Executive Officer and Chief Financial Officer
6154 Nancy Ridge Drive
San Diego, California 92121

> **Re: Longboard Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.13**
> **Filed February 19, 2021**
> **File No. 333-253329**

Dear Mr. Lind:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance